Mail Stop 3561

Mr. Marcus B. Smith
President, Chief Executive Officer, Chief Financial Officer
and Chief Accounting Officer
Beleza Luxury Goods, Inc.
2476 Bolsover Street, Suite 324
Houston, Texas 77005

> **Re:** **Beleza Luxury Goods, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 24, 2008**
> **File No. 333-147141**

Dear Mr. Smith:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please be advised that the Commission recently adopted amendments to the reporting obligations of small business issuers. The amendments created a new category of issuer defined as a "smaller reporting company," which generally includes any company with either less than $75 million in public float, or if public float cannot be calculated, less than $50 million in revenue for the last fiscal year. See SEC Release No. 33-8876 (December 19, 2007) available at www.sec.gov. As a result of the amendments and the creation of the "smaller reporting company," registration statements for small business issuers, including Form SB-2, have been removed as of February 4, 2008 and smaller reporting companies may elect to utilize scaled disclosure contained in Regulation S-K. Accordingly, any amendments to the Form SB-2 filed by you will need to be filed on Forms S-1 or S-3, as applicable. Until August 4, 2008 you may continue to present disclosure in the current SB-2 format or you may use the scaled disclosure requirements in Regulation S-K.

Rick Factors, page 6

2. We note your response to comment two of our letter dated November 30, 2007. We also note the revised disclosure you have provided on page 8. Please elaborate the discussion you provide under the risks entitled "Potential for indebtedness" and "Future capital necessary…" to explain why the facts you describe are risks of which investors should be aware. For example, explain why the incurrence of debt by you constitutes a material risk. Please also explain the consequences of your inability to obtain additional capital in the future.

3. We note your response to comment five of our letter dated November 30, 2007. We note your revisions to the risk factor entitled "Because we face risks associated with government regulation…." Please revise to elaborate upon the monthly state and federal reports you are subject to and why these reports make an investment in your company a material risk.

Plan of Distribution, page 15

4. We note your response to comment 11 of our letter dated November 30, 2007. We re-issue this comment as it relates to our request that you explain why you state on page 16 that you will file a post-effective amendment to revise the cover page and plan of distribution to reflect current market prices.

Management's Discussion and Analysis of Plan of Operations, page 23

5. Where you identify intermediate causes of changes in your operating results, please describe the reasons underlying such causes. For example, in your discussion of the Six Months Ended September 30, 2007 results of operations, stating that the increase in sales is primarily due to increased revenues in the fine art gallery segment does not explain why there has been an increase. Please indicate the specific reason(s) for the increase, whether due to price or volume. Additionally, please quantify the extent to which price versus volume changes contributed to the overall change in net sales. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Industry Overview, page 27

6. We note your response to comment 19 of our letter dated November 30, 2007. Further, we note the materials you have provided, as contained in Exhibits 99.1 and 99.2, however, these materials do not appear to support statements in this section relating to the art-dealer and cigar industries. By way of example only, please provide support for your statement that total revenue generated by the Art Dealers Industry increased by an annual average of 2.6% between 1999 and 2004.   Similarly, please provide support for your statement that the cigar business crested in 1964, when Americans were smoking 9 billion annually. Please provide independent supplemental materials, with appropriate markings and page references in your response for these and all similar statements.

Reports to Security Holders, page 32

7. We note your response to comment six of our letter dated November 30, 2007, however, it does not appear that you have made consistent revisions in response to this comment. For example, we re-issue this comment as it relates to the discussion that appears under Reports to Security Holders on page 32.

Financial Statements for Fiscal Quarter Ended September 30, 2007

8. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 3-12 of Regulation S-X.

Statements of Cash Flows, page 37

9. Please revise to present activity in your loan to shareholder account within cash flows from investing activities, rather than cash flows from operating activities. Refer to paragraphs 16 and 17 of SFAS 95.

Note 3 – Due From Shareholder, page 42

10. We note your response to comment 23 of our letter dated November 30, 2007. Considering the note you refer to here would appear to represent loan made to an executive officer of the company, please tell us why this loan is not objectionable under Section 13(k) of the Securities Exchange Act of 1934.

Independent Accountants' Report, page 45

11. Please have your independent accountants revise the scope paragraph of their report to refer to the standards of the Public Company Accounting Oversight Board (United States) rather than auditing standards generally accepted in the United States of America. Refer to PCAOB Auditing Standard No. 1, available at www.pcaobus.org, and SEC Release No. 34-49707, available at www.sec.gov.

Financial Statements For Fiscal Year Ended March 31, 2007, page 46

12. We reviewed your response to comment 24 in our letter dated November 30, 2007. As previously requested, please revise to provide a full set of audited financial statements for the period April 1, 2005 through March 31, 2006. Results of operations for this period will comprise those of Pablo and Peter Calico Promotions and Amerioca Consultant LLC combined from the beginning of the period to the date of the exchange of shares between entities under common control, and those of the combined operations from that date to the end of the period. The effects of intercompany transactions should be eliminated in determining the results of operations for the period before the share exchange, such that

these results will be on substantially the same basis as the results of operations for the period after the date of the combination.   Please make conforming revisions to Selected Financial Information and Management's Discussion and Analysis and Plan of Operations. Refer for additional guidance to paragraphs 11 and D11 through 18 of SFAS 141.

13.   We reviewed your response to comment 25 in our letter dated November 30, 2007. In the forepart of the registration statement under Interest of Named Experts and Counsel, please name McConnell & Jones LLP as experts in auditing and accounting. Refer to Item 13 of Form SB-2 and Item 509 of Regulation S-B. Additionally, please provide a consent from McConnell & Jones LLP with respect to the inclusion in your Form SB-2/A of their audit report on the fiscal year ended March 31, 2006 and your reference to them as experts under Interest of Named Experts and Counsel. Refer to Item 601(b)(23) of Regulation S-B.

14.   We have reviewed your response to comment 27 in our letter dated November 30, 2007. We note your response is inconsistent with your disclosure on page 7 that you are "in the development stage and have generated limited revenues since [your] inception." Please address this discrepancy by revising either the referenced disclosure or your response to our prior comment, as appropriate.

Statements of Operations, page 47

15.   We reviewed your revisions in response to comment 29 in our letter dated November 30, 2007. Please revise your presentation of basic and diluted net income (loss) per share for the fiscal year ended March 31, 2007 to reflect the per share amount as a loss and not income. Also revise the line item on your statements of changes in stockholders' equity captioned Net Income For The Year Ended March 31, 2007 to read Net Loss For The Year Ended March 31, 2007.

Statements of Changes in Stockholders' Equity, page 48

16.   The amount you disclose for the balance of stockholders' equity as of March 31, 2007 does not conform to the amount shown on the balance sheet as of the same date. Please correct this discrepancy.

17.   We read your response to comment 30 in our letter dated November 30, 2007. Based on your disclosures throughout the Form SB-2/A, it is our understanding that the March 2006 exchange of shares between entities under common control was a non-cash transaction. If Mr. Smith contributed $5,000 cash to the company in connection with the share exchange, please revise your disclosures throughout to clarify. If no cash capital contributions were made by Mr. Smith to the company, please revise this statement and your statements of cash flows accordingly.

Statements of Cash Flows, page 49

18.   The ending balance in cash and cash equivalents as of March 31, 2006 does not conform to the balance in cash and cash equivalents per the March 31, 2006 balance sheet. Please correct this discrepancy.

Note 3. Income Taxes, page 53

19.   We reviewed your revision in response to comment 34 in our letter dated November 30, 2007. Given that the income tax provision and related liabilities are shown in the company's financial statements and that income taxes of a C Corporation are usually reported and paid by the corporation, and not by shareholders, please explain to us in more detail your disclosure that "[t]he income from these entities was reported on the primary shareholder's individual income tax returns."

Note 5. Shipping and Handling Expenses, page 54

20.   We reviewed your response to comment 35 in our letter dated November 30, 2007. As previously requested, please revise to disclose the line item on the statements of operations where shipping and handling expenses are included. Refer to paragraph 6 of EITF 00-10.

Undertaking, page 62

21. We note your response to comment 38 of our letter dated November 30, 2007, however, please revise to remove the undertaking described in Item 512(a)(6) of Regulation S-K and re-insert the undertaking provided at subsection (a)(3).

Exhibit 5.1

22. The legal opinion provided to you by counsel expresses its opinion only as to "the General Corporation Law of Nevada." Please arrange for counsel to separately confirm to us in writing that they concur with our understanding that the reference and limitation to "General Corporation Law of Nevada" includes the statutory provisions and also all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Dennis Brovarone, Esq.
        Facsimile No. (303) 466-4826